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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH, D.C. 181

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hibernia Southcoast Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Poydras Street, Suite 1000
(No. and Street)

New Orleans (City) Louisiana (State) 70112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard L. Abbrecht Jr. 504-528-9174
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young
(Name — *if individual, state last, first, middle name*)

4200 One Shell Square (Address) New Orleans (City) LA (State) 70139 (Zip Code)

PROCESSED MAR 20 2003 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/19

... persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, JOSEPH E. WILLIAMS, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HIBERNIA SOUTHCOAST CAPITAL, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hibernia Southcoast Capital, Inc.
(Formerly known as Southcoast Capital, L.L.C.)

Financial Statements and Supplementary Information

For the Years ended December 31, 2002 and 2001, Period from April 1, 2000 (Inception) through December 31, 2000 and Predecessor Statement for the Period from January 1, 2000 through March 31, 2000

Contents

Ernst & Young

■ Ernst & Young LLP
4200 One Shell Square
701 Poydras Street
New Orleans
Louisiana 70139-9869

■ Phone: (504) 581-4200
www.ey.com

Report of Independent Auditors

The Stockholder and Board of Directors
Hibernia Southcoast Capital, Inc.

We have audited the accompanying statements of financial condition of Hibernia Southcoast Capital, Inc. (formerly known as Southcoast Capital, L.L.C.) (the Company), a wholly owned subsidiary of Hibernia Corporation, as of December 31, 2002 and 2001, and the related statements of operations, changes in equity, and cash flows for the years ended December 31, 2002 and for the periods April 1, 2000 through December 31, 2000 (subsequent to acquisition) and January 1, 2000 through March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hibernia Southcoast Capital, Inc. (formerly known as Southcoast Capital, L.L.C.) at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 and for the periods April 1, 2000 through December 31, 2000 (subsequent to acquisition) and January 1, 2000 through March 31, 2000 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*.

Our audit of the 2002 financial statements was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 financial statements taken as a whole.

Ernst + Young LLP

February 24, 2003

Hibernia Southcoast Capital, Inc.
(Formerly known as Southcoast Capital, L.L.C.)

Statements of Financial Condition

	December 31	
	2002	**2001**
Assets		
Cash on deposit with Hibernia National Bank	**$ 32,194**	$ 36,900
Securities owned	**3,547,464**	1,370,657
Commissions receivable from clearing correspondents	**698,189**	1,740,988
Deposits with clearing correspondents	**250,000**	377,436
Federal income tax receivable from Hibernia Corporation	**250,076**	238,812
Premises, furniture and equipment	**411,639**	340,705
Goodwill, net of accumulated amortization of $334,966 at December 31, 2002 and 2001	**3,493,211**	3,493,211
Deferred tax asset	**88,136**	262,959
Other assets	**16,449**	22,812
	$ 8,787,358	$ 7,884,480
Liabilities and Stockholder's Equity		
Liabilities:		
Securities sold, not yet purchased	**$ 33,638**	$ 26,491
Commissions payable to brokers and dealers	**861,797**	720,580
Retention pool liability	**-**	612,910
Due to Hibernia National Bank	**11,443**	6
Other liabilities	**12,433**	143,180
	919,311	1,503,167
Stockholder's Equity:		
Common stock, no par value - 100,000 shares authorized, one share issued and outstanding	**10,000**	10,000
Surplus	**8,921,781**	7,321,781
Retained deficit	**(1,063,734)**	(950,468)
Total Stockholder's Equity	**7,868,047**	6,381,313
	$ 8,787,358	$ 7,884,480

See accompanying notes.

Hibernia Southcoast Capital, Inc.
(Formerly known as Southcoast Capital, L.L.C.)

Statements of Operations

	Year ended December 31, 2002	Year ended December 31, 2001	April 1, 2000 (inception) through December 31, 2000	Predecessor January 1, 2000 through March 31, 2000
Income:				
Commissions	**$ 12,978,193**	$ 12,808,079	$ 8,131,907	$ 2,648,556
Investment banking	**1,876,888**	526,227	1,105,908	58,130
Securities gains (losses), net	**39,564**	(40,654)	142,401	188,751
Interest	**80,251**	120,829	110,498	41,019
	14,974,896	13,414,481	9,490,714	2,936,456
Expenses:				
Salaries and benefits	**9,671,702**	9,361,880	6,515,762	1,818,049
Occupancy and equipment	**416,718**	408,603	244,729	93,033
Commissions paid to clearing correspondents	**1,956,782**	1,951,239	1,221,331	399,867
Interest expense	**121,719**	-	-	-
Intercompany management fee	**1,068,000**	936,000	545,000	-
Other operating	**1,921,533**	1,825,138	1,151,317	567,441
	15,156,454	14,482,860	9,678,139	2,878,390
Income (loss) before income taxes	**(181,558)**	(1,068,379)	(187,425)	58,066
Income tax expense (benefit)	**(68,292)**	(308,881)	3,545	-
Net income (loss)	**$ (113,266)**	$ (759,498)	$ (190,970)	$ 58,066
Net income (loss) excluding amortization of goodwill	**$ (113,266)**	$ (568,089)	$ (47,413)	$ 58,066

See accompanying notes.

Hibernia Southcoast Capital, Inc.
(Formerly known as Southcoast Capital, L.L.C.)

Statements of Changes in Equity

	Predecessor Members' Capital	Common Stock	Surplus	Retained Deficit	Total
Balance at December 31, 1999	$ 3,607,825	$ -	$ -	$ -	$ 3,607,825
Net income	58,066	-	-	-	58,066
Balance at March 31, 2000	3,665,891	-	-	-	3,665,891
Acquisition	(3,665,891)	10,000	7,321,781	-	3,665,890
Balances at April 1, 2000 (inception)	-	10,000	7,321,781	-	7,331,781
Net loss	-	-	-	(190,970)	(190,970)
Dividends declared	-	-	(657,500)	-	(657,500)
Capital contribution	-	-	657,500	-	657,500
Balances at December 31, 2000	-	10,000	7,321,781	(190,970)	7,140,811
Net loss	-	-	-	(759,498)	(759,498)
Balances at December 31, 2001	-	10,000	7,321,781	(950,468)	6,381,313
Net loss	-	-	-	(113,266)	(113,266)
Capital contribution	-	-	1,600,000	-	1,600,000
Balances at December 31, 2002	**$ -**	**$ 10,000**	**$ 8,921,781**	**$ (1,063,734)**	**$ 7,868,047**

See accompanying notes.

Hibernia Southcoast Capital, Inc.
(Formerly known as Southcoast Capital, L.L.C.)

Statements of Cash Flows

	Year ended December 31, 2002	Year ended December 31, 2001	April 1, 2000 (inception) through December 31, 2000	Predecessor January 1, 2000 through March 31, 2000
Operating activities				
Net income (loss)	**$ (113,266)**	$ (759,498)	$ (190,970)	$ 58,066
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Amortization of goodwill	**-**	191,409	143,557	-
Depreciation and amortization	**93,339**	77,850	35,525	28,872
Decrease (increase) in securities owned	**(2,176,807)**	1,453,093	(441,818)	(1,465,603)
Decrease (increase) in other assets	**1,341,624**	(821,469)	(404,285)	1,184,746
Increase (decrease) in liabilities	**(583,856)**	32,162	416,872	263,109
Net cash provided by (used in) operating activities	**(1,438,966)**	173,547	(441,119)	69,190
Investing activities				
Purchases of premises, furniture and equipment	**(163,884)**	(171,513)	(33,726)	(22,064)
Purchases of software	**(1,856)**	-	-	-
Net cash used in investing activities	**(165,740)**	(171,513)	(33,726)	(22,064)
Financing activities				
Capital contribution	**1,600,000**	-	657,500	-
Dividends paid	**-**	-	(657,500)	-
Proceeds from loans from Hibernia Corporation	**7,500,000**	-	-	-
Payments on loans from Hibernia Corporation	**(7,500,000)**	-	-	-
Net cash provided by financing activities	**1,600,000**	-	-	-
Increase (decrease) in cash	**(4,706)**	2,034	(474,845)	47,126
Cash at beginning of period	**36,900**	34,866	509,711	462,585
Cash at end of period	**$ 32,194**	$ 36,900	$ 34,866	$ 509,711

See accompanying notes.

Hibernia Southcoast Capital, Inc.
(Formerly known as Southcoast Capital, L.L.C.)

Notes to Financial Statements

December 31, 2002

1. Organization and Significant Accounting Policies

Organization

Hibernia Southcoast Capital, Inc. (the Company) is a wholly owned subsidiary of Hibernia Corporation (the Parent). The Company was purchased by the Parent on April 1, 2000. The Company was formerly known as Southcoast Capital, L.L.C. (the Predecessor). The Company is a full-service investment banking firm providing equity research, institutional equity sales and trading services to large, institutional money managers across the United States and corporate finance services to middle-market companies in the Gulf South. The Company is registered with the Securities and Exchange Commission as a broker dealer and is a member of the National Association of Securities Dealers.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. The Company does not consider its investment in money market mutual funds to be cash equivalents in the statement of cash flows based on regulatory guidelines.

Securities

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis, which approximates a trade date basis. Securities owned and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income. The market value is based on quoted prices received from various pricing services.

1. Organization and Significant Accounting Policies (continued)

Premises, Furniture and Equipment

Premises, furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are 10 to 20 years for premises and leasehold improvements and 3 to 10 years for furniture and equipment.

Excess of Cost Over Fair Value of Net Assets Acquired

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" which addresses the accounting and reporting for excess costs of net assets acquired in purchase transactions (goodwill) and other intangible assets. In accordance with these rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to impairment tests. These impairment tests are performed annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Prior to the adoption of SFAS No. 142, goodwill was being amortized using the straight-line method over the estimated period benefited of 20 years.

Commissions

Commission income and expense are recorded on a settlement date basis, which approximates a trade date basis.

Investment Banking Income

Investment banking income is recorded when earned and includes income from private placements, public offerings and merger and acquisition advisory fees.

1. Organization and Significant Accounting Policies (continued)

Income Taxes

The Company is included in the Parent's consolidated federal income tax return, but files a separate state income tax return. The Parent allocates federal income tax expense to the Company using a separate return basis. The Company is reimbursed by its Parent for federal income tax losses.

Temporary differences occur between financial reporting and tax bases of assets and liabilities. Deferred income taxes are recorded to reflect these differences based on enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Predecessor was taxed as an S Corporation for federal and state income tax purposes. Accordingly, the taxable income of the Predecessor was passed through to its members and no federal or state income tax provision was necessary.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the provisions of SFAS No. 142. The Company applied the new rules regarding accounting for goodwill beginning in the first quarter of 2002. Application of the nonamortization provisions of SFAS No. 142 resulted in an increase in net income of $191,409 in 2002. The required impairment tests of goodwill performed by the Company in 2002 did not result in any impairment charges.

2. Acquisition

On April 1, 2000, the Parent completed its acquisition of the common stock of Southcoast Capital, L.L.C. and commenced operations of Hibernia Southcoast Capital, Inc. Consideration for the purchase, valued at approximately $7,300,000, was comprised of 698,512 shares of Hibernia Corporation Class A Common Stock and approximately $412,000 in cash.

The acquisition was accounted for as a purchase with the excess of the purchase price over the estimated fair value of net assets acquired pushed down and recorded as goodwill on the financial statements of the Company. The assets and liabilities were recorded at their estimated fair values as of the purchase date. The excess of purchase price over fair value of the net assets was $3,828,177 and prior to the adoption of SFAS No. 142 was being amortized on a straight-line basis with an estimated life of 20 years.

The financial statements for the period before April 1, 2000 were prepared using the Predecessor's historical basis of accounting. The comparability of operating results for that period and the period subsequent to the acquisition are affected by purchase accounting adjustments, including amortization of goodwill.

The acquisition agreement provided for a $750,000 retention bonus plan to be paid in Class A Common Stock of Hibernia Corporation. On April 1, 2002, each retention plan participant that remained employed by the Company on that date received their pro rata share in the retention pool. Retention plan participants that were terminated, voluntarily or involuntarily, prior to April 1, 2002, forfeited their pro rata shares to Hibernia and those shares were not available for distribution to other retention plan participants. The Company paid $601,408 to the Parent on April 1, 2002 to obtain 60,710 shares of Hibernia Corporation Class A Common Stock that were issued to the retention plan participants employed on that date. These shares issued were net of shares forfeited to pay taxes.

The acquisition agreement also contains provisions for the potential distribution of additional shares of Class A Common Stock of Hibernia Corporation in 2006 (earnout shares) as determined by a formula. The formula is based on several factors, which include average and targeted net income for the first four calendar years (the test period), the average price earnings ratio of the Parent for the test period and the Parent's stock price at the end of the test period. The additional shares, which are not expected to be material, will be recorded at the current fair value of the Class A Common Stock on the date the shares become issuable and will be accounted for as additional purchase price. The additional purchase price, if any, will be allocated to goodwill and subject to the impairment testing provisions of SFAS No. 142.

Hibernia Southcoast Capital, Inc.
(Formerly known as Southcoast Capital, L.L.C.)
Notes to Financial Statements

3. Securities

Securities owned and securities sold, but not yet purchased, consist primarily of the Company's trading and investment accounts at market value. These investments are summarized as follows:

	December 31 2002	December 31 2001
Securities owned :		
Money market mutual funds:		
Alliance Institutional Reserves Government Portfolio B Fund	$ 3,339,287	$ -
Hibernia U.S.Treasury Money Fund	-	1,236,437
Municipal bond	25,195	-
Corporate stock	182,982	134,220
	$ 3,547,464	$ 1,370,657
Securities sold, not yet purchased:		
Corporate stock	$ 33,638	$ 26,491

4. Premises, Furniture and Equipment

The following is a summary of premises, furniture and equipment.

	December 31 2002	December 31 2001
Leasehold improvements	$ 164,167	$ 119,570
Furniture and equipment	453,785	334,508
	617,952	454,078
Accumulated depreciation	(206,313)	(113,373)
Total premises, furniture and equipment	$ 411,639	$ 340,705

5. Leases

The Company leases its office facilities under operating leases that expire through 2007. The future minimum payments due under these operating leases as of December 31, 2002 are as follows: 2003 - $265,784; 2004 - $265,784; 2005 - $265,784; 2006 - $265,784; and 2007 - $66,446.

One lease contains a provision for escalation charges and a renewal option. Total rental expense included in occupancy and equipment expense was $289,596 and $281,878 for the years ended December 31, 2002 and 2001, respectively, $208,637 for the nine months ended December 31, 2000 and $64,251 for the three months ended March 31, 2000.

6. Income Taxes

The Company's deferred income tax asset is the result of deferred compensation, state income tax net operating loss carryforwards and differences in purchase accounting and depreciation for tax purposes and financial reporting purposes. Management believes this asset is realizable and there is no deferred tax valuation reserve at December 31, 2002 and 2001. The Company has state income tax net operating loss carryforwards of approximately $853,000 that expire in 2016 and 2017.

The components of income tax expense (benefit) are as follows:

	December 31		
	2002	**2001**	**2000**
Current tax expense (benefit):			
Federal income tax	$ (243,115)	$ (198,315)	$ 94,983
State income tax	-	(14,982)	7,000
Total current tax expense (benefit)	(243,115)	(213,297)	101,983
Deferred tax expense (benefit):			
Federal income tax	216,711	(78,982)	(98,438)
State income tax	(41,888)	(16,602)	-
Total deferred tax expense (benefit)	174,823	(95,584)	(98,438)
Income tax expense (benefit)	$ (68,292)	$ (308,881)	$ 3,545

6. Income Taxes (continued)

The Company's effective tax rate differs from the statutory tax rate due to permanent differences resulting primarily from goodwill amortization prior to January 1, 2002 and disallowed meals and entertainment.

The Company received a federal income tax refund from the Parent of $231,851 during 2002 and made a federal income tax payment to the Parent of $135,480 in 2001. There were no federal income tax payments made in 2000. The Company paid $7,000 in Texas state income taxes during 2000. There were no state income tax payments made in 2002 and 2001.

7. Related Parties

Various administrative expenses are paid on the Company's behalf by Hibernia National Bank (the Bank), another wholly owned subsidiary of the Parent Company. The Bank charged the Company for its share of these expenses, primarily benefits, totaling $654,178, $658,403 and $371,806 for the years ended December 31, 2002 and 2001 and for the nine months ended December 31, 2000, respectively. In addition, the Company pays a management fee to the Bank based on an internally calculated allocation of overhead cost. This fee totaled $1,068,000, $936,000 and $545,000 for the years ended December 31, 2002 and 2001 and for the nine months ended December 31, 2000, respectively.

The Company owned shares in a money market mutual fund, Hibernia U.S. Treasury Money Fund (the Fund). The Bank serves as the investment advisor for the Fund; an unrelated entity serves as the Fund's distributor. The Company recorded interest income on this investment of $717, $120,829 and $110,498 in 2002, 2001 and 2000, respectively. Effective January 18, 2002, the Company transferred its money market mutual fund from the related fund, the Hibernia U.S. Treasury Money Fund, to an unrelated fund, the Alliance Institutional Reserves Government Portfolio B Fund.

The balances due to Hibernia National Bank are intercompany balances that settle monthly.

Effective May 19, 2000, the Company entered into a revolving subordinated loan agreement with the Parent for an amount not to exceed $5,000,000. The revolving line of credit expired on May 19, 2002. There were no draws on this revolving line of credit in 2002, 2001 and 2000. Effective January 14, 2002, the Company entered into a revolving subordinated loan agreement with the Parent for an amount not to exceed $10,000,000. The revolving line of credit expires on

7. Related Parties (contined)

February 14, 2005. During 2002, the Company made draws on the line of credit totaling $7,500,000, with interest payable at the Wall Street Journal prime rate. At December 31, 2002, there was no outstanding balance on the line of credit.

Interest expense paid on the line of credit totaled $121,719 for the year ended December 31, 2002, at a rate of 4.75%.

8. Services Agreement

The Company uses a third party to provide certain services as clearing correspondent. These services include carrying customers' cash and margin accounts on a fully-disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges and rights and tender offers. Prior to November 2001, the Company had an agreement with Bear, Stearns Securities Corporation (Bear, Stearns) to provide these services. Effective November 2001, the Company terminated this agreement and entered into an agreement with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation (Pershing). These agreements do not have an expiration date. These agreements require the Company to maintain clearing deposits which totaled $250,000 with Pershing at December 31, 2002 and $127,436 with Bear, Stearns and $250,000 with Pershing at December 31, 2001. There are no outstanding transactions with Bear, Stearns and the deposit was returned in 2002.

The Company acts as an introducing broker and substantially all customer transactions are cleared and carried on a fully disclosed basis. The Company is exposed to credit losses on unsettled transactions in the event of nonperformance by its customers. This risk of loss is limited to the change in the security price between the trade date and the settlement date. The Company did not incur any material credit losses on transactions not settled at December 31, 2002 and 2001 and for the nine months ended December 31, 2000.

8. Services Agreement (continued)

The Company's receivable from clearing correspondents represents amounts on deposit with Pershing and Bear, Stearns. Additionally, as the Company clears all of its transactions through the clearing correspondent, the Company is exposed should the clearing correspondent be unable to fulfill its obligations.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of the greater of $100,000 or 6 2/3% of total aggregate indebtedness. The required minimum net capital at December 31, 2002 was $100,000. The Company had net capital of $3,479,146 calculated under the provisions of Rule 15c3-1 at December 31, 2002.

10. Liabilities Subordinated to Claims of General Creditors

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers, and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. At December 31, 2002, 2001 and 2000, the Company had no such liabilities.

Supplementary Information
Required by SEC Rule 17a-5

Hibernia Southcoast Capital, Inc.
(Formerly known as Southcoast Capital, L.L.C.)

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Net Capital:	
Stockholder's equity	$ 7,868,047
Deduction for non-allowable assets:	
Federal income tax receivable from	
Hibernia National Bank	(250,076)
Premises and equipment	(411,639)
Goodwill	(3,493,211)
Deferred tax asset	(88,136)
Other assets	(16,449)
Net capital before haircuts on securities	3,608,536
Haircuts on securities, computed, where applicable, pursuant to Rule 15c3-1	(129,390)
Net capital under Rule 15c3-1	$ 3,479,146
Aggregate indebtedness	$ 885,673
Excess Net Capital:	
Net Capital	$ 3,479,146
Less: Required Net Capital	100,000
Excess Net Capital	$ 3,379,146
Excess Capital at 1000% (Net Capital less 10% of Aggregate Indebtedness)	$ 3,390,579
Percent of Aggregate Indebtedness to Net Capital	25%

There are no material differences between net capital computed above and the Company's computation included in Part II A of Form X-17a-5, as amended, as of December 31, 2002. Accordingly, a reconciliation of these two amounts is not included in Supplemental Schedule I.

Hibernia Southcoast Capital, Inc.
(Formerly known as Southcoast Capital, L.L.C.)

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(2) thereof.

Hibernia Southcoast Capital, Inc.
(Formerly known as Southcoast Capital, L.L.C.)

Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(2) thereof.

ERNST & YOUNG

Ernst & Young LLP
4200 One Shell Square
701 Poydras Street
New Orleans
Louisiana 70139-9869

Phone: (504) 581-4200
www.ey.com

Report of Independent Accountants

The Stockholder and Board of Directors
Hibernia Southcoast Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Hibernia Southcoast Capital, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide manage-

ment with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2003